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TSX.V: ADL

News Release

ADIRA ENERGY ANNOUNCES BOARD CHANGES AND ADDITION TO PROSPECTUS OFFERING SYNDICATE

Toronto, Ontario, July 6, 2012 / CNW ADIRA ENERGY LTD. (TSXV:ADL)(OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira Energy” or the “Company”) is pleased to announce that Mr. Jeffrey E. Walter and Mr. Richard P. Crist have been appointed to the Company’s Board of Directors effective today, July 6, 2012. Mr. Walter and Mr. Crist replace Mr. Eli Barkat and Ms. Yael Reznik Cramer whose resignations were effective and were accepted by the Company on July 6, 2012.

About Mr. Richard P. Crist – Director

With over 42 years of oil and gas experience, Mr. Crist has a broad range of managerial and technical expertise that includes 25 years in corporate and senior management roles. He brings relevant expertise in new business development in the Rockies and other North American basins, as well as in the International arena.

Prior to being appointed an officer of Gasco Energy where he currently is employed, Mr. Crist served as Chief Operating Officer and founder of White Birch Energy, a US-based company focused on providing technical consulting to international exploration and production companies including those companies with East Mediterranean assets. From 2008 to 2010, Mr. Crist served as Executive Vice President – Business Development for Delek US and was in charge of New Ventures and Marketing in the Rockies. From 2002 to 2008, Mr. Crist served as Executive Vice President and Chief Operating Officer and later as Executive Vice President, Business Development for Elk Resources, a privately held, Denver-based oil and gas company. Prior to Elk Resources, he held various senior technical and business development positions for energy companies including, GLOBEX Energy, Inc (Australia, Equatorial Guinea, Cameroon and the Philippines)., Triton Energy Corporation, The Superior Oil Company and Sinclair/Atlantic Richfield where he began his career as a geophysicist.

Mr. Crist earned his degree as an engineer of geophysics with a minor in geology from the Colorado School of Mines in Golden, Colo. He is a member in good standing of the Society of Exploration Geophysicists and the American Association of Petroleum Geologists and is a Certified Petroleum Geologist.

About Mr. Jeffrey E. Walter – Director

Mr. Walter is currently the Chief Executive Officer of Adira and an executive manager with over 30 years in the energy industry and over 10 years in leadership positions including business unit Vice President and Director of various corporate subsidiaries for Noble Energy. He possesses a unique combination of technical and business acumen and has demonstrated repeatable success discovering high impact resources. As the Vice President for the Noble Energy Europe and Mediterranean Business Group based in London he led the teams responsible for recent world-class discoveries in Israel as well as the initial success in the region. The globally significant “Tamar” discovery offshore Israel was the largest conventional gas field of 2009. Over 1 billion barrels oil equivalent has been announced to date. This business group was also responsible for all business activity in the UK, Norway, Netherlands, Israel and Cyprus. Mr. Walter expanded the prospect portfolio creating a new business group core area. Amongst others he participated in private meetings with Israel’s President. Prior to moving to London he was Noble’s Vice President of Latin America and Asia. His projects included gas to power in Ecuador, heavy oil production in China, discoveries in Vietnam, and green field exploration in many other countries. The position was responsible for upstream, mid-stream, and downstream infrastructure projects including a gas fired power plant located in a logistically challenging remote area of Ecuador.

During his tenure as International Exploration Manager for Noble he built an international portfolio containing several projects that now have become core legacy assets which continue to create value.

During this time his accomplishments also include the “Noa” and “Mari B” discoveries offshore Israel. These positions have enabled him to be successful in diverse situations and provided extensive cross cultural management in many unique settings. As an exploration geologist, he was instrumental in

Nobel’s expansion into the US offshore Gulf of Mexico. Mr. Walter was responsible for creating “company building” projects that facilitated their unprecedented expansion. He has a Bachelor of Science in Geology from the University of New Mexico.

Chairman of the Board Dennis Bennie says: “We are most fortunate to have Richard Crist and Jeffrey Walter join the Board of Adira Energy. Their combined business and technical experience in the oil and gas industry with many international E+P companies will be a major contribution to Adira Energy as the Company continues forward with the prospectus financing and prepares for the drilling of its offshore licenses. Mr. Bennie continued: “I would also like to thank Eli Barkat and Yael Reznik Cramer for their significant contribution to Adira’s growth during their tenure.”

Prospectus Offering Update

As a result of the wider interest in the Adira Energy’s prospectus offering, the Company is also pleased to announce that Dundee Securities Ltd. has joined GMP Securities L.P. and Cormark Securities Inc. as co-lead agents and co-book runners in the prospectus offering syndicate, which also includes Clarus Securities Inc. and FirstEnergy Capital Corp.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.